[redacted]

SECUR 14047828 SION

SEC Mail Processing Section
RECEIVED
FEB 28 2014
Wash, DC
193

mm

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50930

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IAM Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

c/o Iridian Asset Management LLC, 276 Post Road West
(No. and Street)

Westport	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lane S. Bucklan — 203-341-9053
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flackman Goodman & Potter, PA
(Name – *if individual, state last, first, middle name*)

106 Prospect Street	Ridgewood	NJ	074504433
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/21/14

OATH OR AFFIRMATION

I, Lane S. Bucklan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IAM Capital Corporation, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jodi Lynn Scally
Notary Public-Connecticut
My Commission Expires
September 30, 2017

IAM CAPITAL CORPORATION

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2013

AND

INDEPENDENT AUDITOR'S REPORT

IAM CAPITAL CORPORATION

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2013

TABLE OF CONTENTS

FGP
FLACKMAN, GOODMAN & POTTER, PA
COMMITTED TO YOUR GROWTH

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholder
IAM Capital Corporation

Report on the Financial Statements

We have audited the accompanying financial statements of IAM Capital Corporation (the Company), a Connecticut corporation, which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IAM Capital Corporation as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Flackman, Goodman & Potter, PA

Ridgewood, New Jersey
February 18, 2014

IAM CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS

Cash	$	38,339

STOCKHOLDER'S EQUITY

Common stock, no par value, 100 shares authorized, issued and outstanding	$	100
Paid-in capital		169,900
Accumulated deficit		(131,661)
TOTAL STOCKHOLDER'S EQUITY	$	38,339

The accompanying notes are an integral part of the financial statements.

IAM CAPITAL CORPORATION

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2013

REVENUE:	
Interest	$ 20
EXPENSES:	
Regulatory fees and expenses	5,985
General and administrative expenses	18,079
TOTAL EXPENSES	24,064
NET LOSS BEFORE INCOME TAXES	(24,044)
INCOME TAX EXPENSE	250
NET LOSS	$ (24,294)

The accompanying notes are an integral part of the financial statements.

IAM CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2013

	Common Stock	Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2013	$ 100	$ 114,900	$ (107,367)	$ 7,633
Additional capital contributions	-	55,000	-	55,000
Net loss	-	-	(24,294)	(24,294)
Balance at December 31, 2013	$ 100	$ 169,900	$ (131,661)	$ 38,339

The accompanying notes are an integral part of the financial statements.

IAM CAPITAL CORPORATION

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(24,294)
CASH FLOWS FROM FINANCING ACTIVITIES		
Additional capital contributions		55,000
NET INCREASE IN CASH		30,706
CASH – beginning of year		7,633
CASH – end of year	$	38,339
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Income taxes	$	250

The accompanying notes are an integral part of the financial statements.

IAM CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS
December 31, 2013

1. ORGANIZATION AND NATURE OF BUSINESS
IAM Capital Corporation (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Connecticut Corporation that is a wholly owned subsidiary of Iridian Asset Management LLC (Parent).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The components of the deferred tax liabilities and assets are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company recognizes and measures its unrecognized tax benefits in accordance with the Income Tax Topic of the FASB Accounting Standards Codification (FASB ASC). Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The Company continually evaluates the possible existence of uncertain tax positions. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company recognizes interest relating to income tax matters as a component of interest expense and penalties as a component of general and administrative expenses. No interest or penalties were recognized in 2013.

The Company is no longer subject to federal, state, or local tax examinations by taxing authorities for years before 2011.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments

The Fair Value Measurements and Disclosures Topic of the FASB ASC defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The Company's only financial instrument consists of cash and cash equivalents. The recorded values of cash and cash equivalents approximate their fair values based on their short-term nature.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, cash is defined as cash balances in operating bank accounts, interest-bearing deposits, and savings accounts. The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $38,339, which was $33,339 in excess of its required net capital of $5,000.

4. INCOME TAXES

For the year ended December 31, 2013, the Company incurred net operating losses and, accordingly, no provision for income taxes has been recorded. The current portion of the income tax expense included in the statement of operations consists of the state minimum tax. In addition, no benefit for income taxes has been recorded due to the uncertainty of the realization of any tax assets. At December 31, 2013, the Company had approximately $108,000 of federal and $107,000 of state net operating losses. The net operating loss carryforwards, if not utilized, will begin to expire in 2025.

The components of the Company's deferred tax assets are as follows:

		As of December 31, 2013
Deferred tax assets:		
Net operating loss carryforwards	$	45,000
Less: Valuation allowance		(45,000)
Net deferred tax assets	$	-

Management has determined that it is more likely than not that sufficient future taxable income will not be available to realize the Company's deferred tax assets. Accordingly, at December 31, 2013, the Company provided for a full valuation allowance against its net deferred tax assets. In 2013, the valuation allowance increased approximately $9,000 due to increases in net operating loss carryforwards.

5. RELATED PARTY TRANSACTIONS
Included in general and administrative expenses is $1,440 of overhead reimbursement paid to the Parent for the year ended December 31, 2013.

6. CONCENTRATION OF CREDIT RISK
The Company maintains cash balances in financial institutions. The balances are insured by the Federal Deposit Insurance Corporation. At times, the Company's bank balances may exceed insurable limits. Financial instruments that potentially subject the Company to credit risk consist primarily of cash on deposit.

7. SUBSEQUENT EVENTS
Management has evaluated subsequent events through February 18, 2014, the date on which the financial statements were issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

SUPPLEMENTARY INFORMATION

FGP
FLACKMAN, GOODMAN & POTTER, PA
COMMITTED TO YOUR GROWTH

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Board of Directors and Shareholder
IAM Capital Corporation

We have audited the financial statements of IAM Capital Corporation as of and for the year ended December 31, 2013, and have issued our report thereon dated February 18, 2014, which contained an unmodified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in in Schedules I, II and III is fairly stated in all material respects in relation to the financial statements as a whole.

Flackman, Goodman & Potter, P.A.

Ridgewood, New Jersey
February 18, 2014

IAM CAPITAL CORPORATION

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2013

Net Capital		
Total stockholder's equity qualified for net capital	$	38,339
Aggregate Indebtedness		
Total aggregate indebtedness	$	-

Computation of Basic Net Capital Requirement

a) Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	-
b) Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement (greater of (a) or (b))	$	5,000
Excess net capital	$	33,339
Excess net capital at 1,000 percent (Net capital less 120% of (b) minimum net capital)	$	32,339
Ratio: Aggregate indebtedness to net capital	$	-

Reconciliation with the Company's computation
(included in part IIA of Form X-17A-5 as of December 31, 2013)

There are no material differences between the preceding computation and the Company's corresponding unaudited part IIA of Form X-17A-5 as of December 31, 2013.

IAM CAPITAL CORPORATION

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2013

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i), "Special Account for the Exclusive Benefit of Customers" maintained, under the Securities Exchange Act of 1934.

IAM CAPITAL CORPORATION

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2013

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i), "Special Account for the Exclusive Benefit of Customers" maintained, under the Securities Exchange Act of 1934.

FGP
FLACKMAN, GOODMAN & POTTER, PA
COMMITTED TO YOUR GROWTH

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

To the Board of Directors of IAM Capital Corporation

In planning and performing our audit of the financial statements of IAM Capital Corporation as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered IAM Capital Corporation's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of IAM Capital Corporation's internal control. Accordingly, we do not express an opinion on the effectiveness of IAM Capital Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by IAM Capital Corporation including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because IAM Capital Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of IAM Capital Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that IAM Capital Corporation's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Flackman, Goodman & Potter, P.A.

Ridgewood, New Jersey
February 18, 2014